SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

Steel Partners Holdings L.P.

(Name of Subject Company)

Steel Partners Holdings L.P.
Steel Excel, Inc.

(Names of Filing Persons - Offeror)

Common Units, No Par Value

(Title of Class of Securities)

85814R107

(CUSIP Number of Class of Securities)

Jason Wong

Chief Financial Officer

590 Madison Avenue, 32nd Floor,

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Colin Diamond

Andrew J. Ericksen

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

STEEL PARTNERS HOLDINGS L.P. THROUGH ITS WHOLLY OWNED SUBSIDIARY STEEL EXCEL, INC. TO COMMENCE DUTCH AUCTION TENDER OFFER TO REPURCHASE UP TO $100 MILLION IN VALUE OF ITS COMMON UNITS

NEW YORK—April 7, 2022—Steel Partners Holdings L.P. (NYSE: SPLP) (“SPLP” or “the Company”), a global diversified holding company, through its wholly owned subsidiary Steel Excel, Inc. (“Steel Excel”) today announced that its Board of Directors has authorized a modified “Dutch Auction” tender offer (the “Offer”) to purchase for cash up to $100 million in value of its common units, no par value, at a price per unit of not less than $40.00 nor greater than $42.00 per unit. The closing price of SPLP’s common units on April 6, 2022 was $40.54.

The Company intends to commence the Offer on April 7, 2022 and expects the Offer will expire at Midnight (at the end of the Day), Eastern Time, on May 6, 2022, unless extended or withdrawn. Units must be tendered prior to the expiration of the Offer, and existing tenders of units may be withdrawn at any time prior to the expiration of the Offer. Withdrawn units will be returned to their holders in accordance with the terms of the Offer. The Offer will not be conditioned on any minimum number of units being tendered. However, the Offer will be subject to certain customary conditions.

The modified Dutch Auction will allow SPLP’s unitholders to tender their units at a price within the specified range and to do so without incurring any brokerage fees or commissions. Based on the number of units tendered and the prices specified by the tendering unitholders, SPLP will select a single price per unit within the range (the “Purchase Price”) that will enable it to purchase $100 million in value of its common units pursuant to the Offer, or such lesser aggregate amount of its units that are properly tendered. All units accepted in the Offer will be purchased at the same price per unit even if a unitholder tendered at a lower price. The Company reserves the right in the Offer to purchase up to an additional 2% of its common units outstanding. SPLP had 20,715,251 common units issued and outstanding as of April 7, 2022. At the maximum Purchase Price of $42.00 per unit, SPLP could purchase 2,380,952 common units if the Offer is fully subscribed, which would represent approximately 11.5% of its outstanding common units as of April 7, 2022. At the minimum Purchase Price of $40.00 per unit, SPLP could purchase 2,500,000 common units if the Offer is fully subscribed, which would represent approximately 12.1% of its outstanding common units as of April 7, 2022.

The Company intends to fund the Offer with cash on hand and borrowings under its existing credit facility. If more than the maximum number of units sought is tendered, the tendered units will be purchased first, from all holders of “small lots” of less than 100 units and second, from all other unitholders on a pro rata basis. Unitholders whose units are purchased through the Offer will be paid the Purchase Price in cash, without interest, promptly after the expiration of the Offer. Units tendered at prices above the Purchase Price and units not purchased due to proration will be returned to tendering unitholders.

SPLP’s and Steel Excel’s respective directors, executive officers and affiliates have advised the Company that they do not intend to tender any of their common units in the Offer.

The Offer described in this press release has not yet commenced. At the time the Offer is commenced, the terms and conditions of the Offer will be set forth in an offer to purchase, a letter of transmittal and related documentation (the “Offering Documents”), which will be distributed to SPLP unitholders and filed with the Securities and Exchange Commission (“SEC”). We have retained American Stock Transfer & Trust Company, LLC (“American Stock”) to serve as the depositary for the Offer and MacKenzie Partners, Inc. (“MacKenzie”) to serve as the Information Agent. A copy of the Offering Documents may be obtained from MacKenzie at (800) 322-2885 or tenderoffer@mackenziepartners.com, when they become available. Please contact MacKenzie with any questions regarding the Offer.

Unitholders are urged to read the Offering Documents when they become available because they will contain important information that unitholders should consider before making any decision regarding tendering their units. The Offering Documents will be available for free at the SEC’s website at http://www.sec.gov. In addition, SPLP’s unitholders will be able to obtain a copy of these documents from MacKenzie as noted above, free of charge.

In addition to the Offering Documents, SPLP files annual, quarterly and special reports, proxy statements and other information with the SEC. SPLP’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

In November 2021, the Board of Directors of the Company approved the repurchase of up to an additional 1,120,869 of the Company’s common units under the Repurchase Program. During the year ended December 31, 2021, the Company purchased 1,894,297 common units for an aggregate price of $45,039,000 under the Repurchase Program. From January 1, 2022 through March 1, 2022, the Company repurchased 268,623 common units for $10,418,000. Since inception of the Repurchase Program, the Company has purchased 6,520,868 common units for an aggregate purchase price of approximately $109,802,000 and there remain 1,119,002 common units that may yet be purchased under the Repurchase Program. Through this Offer, SPLP is continuing its commitment to repurchasing its units with a view to enhancing unitholder value.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR PURCHASE, OR THE SOLICITATION OF TENDERS OR CONSENTS WITH RESPECT TO, THE UNITS OF SPLP. NO OFFER, SOLICITATION, PURCHASE OR SALE WILL BE MADE IN ANY JURISDICTION IN WHICH SUCH AN OFFER, SOLICITATION, PURCHASE OR SALE WOULD BE UNLAWFUL. THE OFFER WILL BE MADE SOLELY PURSUANT TO THE OFFERING DOCUMENTS. NONE OF SPLP, ITS BOARD OF DIRECTORS, OFFICERS OR EMPLOYEES, AMERICAN STOCK OR MACKENZIE IS MAKING ANY RECOMMENDATION AS TO WHETHER OR NOT UNITHOLDERS SHOULD TENDER ALL OR ANY PORTION OF THEIR UNITS IN THE OFFER, OR AS TO THE PRICE OR PRICES AT WHICH UNITHOLDERS MAY CHOOSE TO TENDER ANY OF THEIR UNITS. UNITHOLDERS ARE STRONGLY ENCOURAGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFERING DOCUMENTS AND TO CONSULT THEIR INVESTMENT AND TAX ADVISORS BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR UNITS.

About Steel Partners Holdings L.P.

Steel Partners Holdings L.P. (www.steelpartners.com) is a diversified global holding company that owns and operates businesses and has significant interests in leading companies in various industries, including diversified industrial products, energy, defense, supply chain management and logistics, banking and youth sports.

Forward-Looking Statements

Certain information in this press release may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those stated. Such forward-looking statements are not guarantees of future performance and are subject to various factors that could cause actual results to differ materially. Undue reliance should not be placed on such forward-looking statements. Steel Partners Holdings undertakes no obligation to publicly update or revise any forward-looking statements, or any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements. Additionally, Steel Partners Holdings does not undertake any responsibility to provide updates on the occurrence of unanticipated events which may cause actual results to differ from those expressed or implied by these forward-looking statements.

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